SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. _____)*

                         ACCEL International Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   004299 10 3
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                                 (CUSIP Number)

                               Bonnie J. Roe, Esq.
                             Day, Berry & Howard LLP
             One Canterbury Green, Stamford, Connecticut 06901-2047
                                 (203) 977-7300
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 20, 2000
   -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on the following pages)
                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 004299 10 3                                         Page 2 of 7 Pages
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1     NAME OF REPORTING PERSONS
          IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Cheryl A. Chase
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS
           00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                 :
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    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           US
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      NUMBER OF         7   SOLE VOTING POWER
 SHARES BENEFICIALLY          0
       OWNED BY       ----------------------------------------------------------
         EACH           8   SHARED VOTING POWER
      REPORTING               1,274,971
        PERSON        ----------------------------------------------------------
         WITH           9   SOLE DISPOSITIVE POWER
                               0
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                               1,274,971
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,274,971
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                     [X]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           12.3%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN

                         STATEMENT ON SCHEDULE 13D

Item 1.     Security and Issuer

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"), a Delaware corporation whose principal executive offices are located at 475 Metro Place, North Dublin, Ohio 13017.

Item 2.     Identity and Background

     (a)     Name:

             Cheryl A. Chase (the "reporting person")

     (b)     Business Address:

             c/o Chase Enterprises
             One Commerce Plaza
             Hartford, CT 06103

     (c)     Present Principal Occupation or Employment:

     The reporting person is Executive Vice President and General Counsel for D.T. Chase Enterprises, Inc., a Delaware corporation ("DTCE"), a holding company for various Chase family interests.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship:

     The reporting person is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

     The reporting person (i) holds a 40% membership interest in Accel Finance Company LLC, a Connecticut limited liability company ("Accel Finance"), and (ii) 100% of the stock of Chase Dover, Inc., a Delaware corporation ("Chase Dover").

     Accel Finance holds warrants to purchase 996,147 shares of Common Stock of ACCEL at an exercise price of $2.00 per share (the "Warrants"), issued pursuant to a Warrant Agreement dated as of January 1, 2000 between ACCEL and Accel Finance (the "Warrant Agreement"). The issuance of the Warrants was a condition to loans made by Accel Finance to ACCEL in the aggregate amount of $4,553,468 between January 20, 2000 and December 29, 2000 pursuant to the


                               Page 3 of 7 Pages

Loan Agreement dated as of January 1, 2000 between Accel Finance and ACCEL ( the "Loan Agreement").

     Under the Loan Agreement, Accel Finance has made available to ACCEL a $5 million revolving loan facility, which expires on January 1, 2004. Sums advanced under the Loan Agreement bear interest at a rate of 10% per annum. Accel Finance retained the right to grant participating interests in the loan facility. Under the Warrant Agreement, ACCEL issues to Accel Finance Warrants to purchase 280,000 shares of Common Stock for each $1 million advanced under the revolving loan facility (or a pro rata or multiple thereof). Each Warrant is exercisable until five years after its issuance. The Warrants are issued as a condition to the making of loans under the Loan Agreement, and no separate consideration is paid for the Warrants.

     Accel Finance entered into a Loan Agreement dated as of July 10, 2000 with Chase Dover ("the Chase Dover Loan Agreement"), pursuant to which Chase Dover has agreed to lend up to $2 million to Accel Finance, to be used by Accel Finance to fulfill its obligations to loan funds to ACCEL. Under the Chase Dover Loan Agreement, Accel Finance is required to assign to Chase Dover the Warrants it receives from ACCEL for loans made to ACCEL with the proceeds of loans to Accel Finance made by Chase Dover. Pursuant to these provisions, Chase Dover lent $995,800 to Accel Finance, and Accel Finance assigned to Chase Dover Warrants to purchase 278,824 shares of Common Stock, on the dates shown below. No additional consideration was paid for assignment of Warrants from Accel Finance to Chase Dover.

     The following is a summary of the dates of issuance and number of Warrants issued to Accel Finance and Warrants assigned by Accel Finance to Chase Dover.

               Date                   Warrants Exercisable for the
                                      following Number of Shares

                                      ACQUIRED             ASSIGNED

               January 20, 2000        560,000                  ---
               April 19, 2000           84,000                  ---
               April 26, 2000           56,000                  ---
               May 4, 2000              70,000                  ---
               June 16, 2000            70,000                  ---
               June 29, 2000            18,200                  ---
               July 14, 2000           168,000                  ---
               July 14, 2000               ---               89,824
               August 16, 2000          28,000                  ---
               August 16, 2000             ---               28,000
               September 7, 2000       161,000                  ---
               September 7, 2000           ---              161,000
               September 29, 2000       28,000                  ---
               December 29, 2000        31,771                  ---

               Net Total               996,147              278,824

Item 4.     Purpose of Transaction.

     The Warrants were acquired for investment purposes only. Based on her ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities


                               Page 4 of 7 Pages
available to her, offers for shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change her plans and intentions at any time, as she deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of her present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. She may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time. Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ACCEL or any of its subsidiaries;

     (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ACCEL;

     (f) Any other material change in ACCEL's business or corporate structure;

     (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

     (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j) Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

     (a) As of the date hereof, the reporting person may be deemed to beneficially own: (i) warrants owned directly by Accel Finance to purchase 996,147 shares of Common Stock (the "Accel Finance Warrants"), and (ii) warrants owned directly by Chase Dover to purchase 278,824 shares of Common Stock (the "Chase Dover Warrants"). The reporting person owns 40% of the membership interests in Accel Finance and 100% of the stock of Chase Dover. The Company has 9,084,004 shares of Common Stock outstanding as of October


                               Page 5 of 7 Pages

31, 2000 (as reported in ACCEL's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000). Based on the shares outstanding, (x) if the Accel Finance Warrants were exercised, the underlying shares would represent 9.9% of the resulting 10,080,151 shares outstanding; (y) if the Chase Dover Warrants were exercised, the underlying shares would represent 3.0% of the resulting 9,362,828 shares outstanding; and (z) if both the Accel Finance Warrants and the Chase Dover Warrants were exercised, the underlying shares would represent 12.3% of the resulting 10,358,975 shares outstanding.

     This statement does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of, any of the following:

     (A) 1,167,824 shares of Common Stock, or 12.9% of the shares of Common Stock outstanding as of October 31, 2000, owned by Arnold L. Chase (brother of the reporting person);

     (B) 1,167,824 shares of Common Stock, or 12.9% of the shares of Common Stock outstanding as of October 31, 2000, owned by The Darland Trust, a trust for which Rothschild Trust Cayman Limited serves as trustee and of which the reporting person and her children are the beneficiaries;

     (C) 2,000,000 shares of Common Stock, or 22.0% of the shares of Common Stock outstanding as of October 31, 2000, owned by Rhoda L. Chase (the mother of the reporting person);

     (D) 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of October 31, 2000, owned by Sandra M. Chase, who is the spouse of Arnold L. Chase; or

    (F) 17,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of October 31, 2000, issuable upon the exercise of options held by David T. Chase (the father of the reporting person).

     The reporting person and Arnold L. Chase each own 40% of the membership interests in Accel Finance.

     The reporting person owns 100% of the stock of Chase Dover. David T. Chase is the president and a director of Chase Dover. The reporting person is an executive vice president, the secretary and a director of Chase Dover. Arnold L. Chase is an executive vice president, the treasurer and a director of Chase Dover.

     (b) Upon the exercise of any of the Accel Finance Warrants, the reporting person will share the power to vote, direct the vote of, dispose of, or direct the disposition of up to 996,147 shares of Common Stock, owned by Accel Finance as a result of such exercise, with Accel Finance. Upon the exercise of any of the Chase Dover Warrants, the reporting person will share the power to vote, direct the vote of, dispose of, or direct the disposition of up to 278,824 shares of Common Stock, owned by Chase Dover as a result of such exercise, with Chase Dover.

     (c) No transactions in the Common Stock have been effected by or on behalf of the reporting person during the past 60 days other than transactions described in Item 3.

                               Page 6 of 7 Pages

     (d) Upon the exercise of any of the Accel Finance Warrants to purchase up to 996,147 shares of Common Stock, the reporting person would share the power to direct the dividends from and the proceeds from the sale of such shares of Common Stock with Accel Finance. Upon the exercise of any of the Chase Dover Warrants to purchase up to 278,824 shares of Common Stock, the reporting person would share the power to direct the dividends from and the proceeds from the sale of such shares of Common Stock with Chase Dover. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) adopted thereunder.

Item 7.     Material to be Filed as Exhibits.

     None.


                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2001
                                            /s/ Cheryl A. Chase
                                            --------------------
                                            Cheryl A. Chase



                               Page 7 of 7 Pages